Filed by CoStar Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CoreLogic, Inc.
Commission File No.: 001-13585

March 1, 2021

CoStar Group Submits Revised Proposal to Acquire CoreLogic with Increased Value and Improved Certainty of Closing

Revised Proposal Adds $450 million ($6.00 per share) in Cash to Previous All-Stock Offer

CoStar Accepts Antitrust Covenant Proposed by CoreLogic

Revised Proposal Equates to over $1.25 Billion Improvement over Stone Point and Insight Offer

CoStar Expects CoreLogic Board to Deem New Proposal “Superior” within 48 Hours

WASHINGTON -- (BUSINESS WIRE) – Today, CoStar Group, Inc. (NASDAQ: CSGP) delivered a letter to the Board of Directors of CoreLogic (NYSE: CLGX) setting forth the terms of a revised proposal by CoStar Group to acquire 100% of the equity interests of CoreLogic. Under the terms of the new proposal, CoreLogic shareholders would receive $6.00 per share in cash and 0.1019 shares of CoStar Group common stock in exchange for each share of CoreLogic common stock, representing a value of approximately $90 per share based on CoStar Group’s closing share price on February 26, 2021 and approximately $97 per share based on the latest 30-day volume-weighted average CoStar share price. The new offer represents a $17 per share improvement over the Stone Point and Insight offer, which is equivalent to over $1.25 billion more in aggregate value. The Stone Point and Insight offer now represents a 6% discount to CoreLogic’s latest closing price of $84.66, while the CoStar Group offer represents a 15% premium and implies pro forma diluted ownership of approximately 16.2% in the combined entity and $450 million in cash for current CoreLogic stockholders.

The following is a copy of the letter that CoStar Group delivered to the Board of Directors of CoreLogic on March 1, 2021:

Dear CoreLogic Board Members:

We write to provide you with updated terms of a negotiated transaction, which we are confident constitute a “Superior Proposal” under your existing agreement with Stone Point Capital and Insight Partners (the “SPC Agreement”). Since your announcement of the SPC Agreement and our previous letter to you on February 16, 2021, your stock price has remained well above the SPC Agreement’s $80 per share price. Clearly, your stockholders are holding firm to their support for a transaction between our two companies over the SPC Agreement.

CoStar Group is committed to moving forward with such a transaction. Set forth below are our revised key terms since our February 16th letter, addressing all of your issues. We will separately send you and your legal advisors a version of the merger agreement memorializing the terms below. We are prepared to sign that version immediately.

We expect the CoreLogic Board to deem this proposal to be a “Superior Proposal” within 48 hours.

Consideration: We propose a merger transaction whereby CoStar would acquire 100% of the equity interests of CoreLogic in a stock and cash transaction. CoreLogic shareholders will receive 0.1019 shares of newly issued CoStar common stock and $6.00 in cash for each share of CoreLogic’s issued and outstanding common stock. This implies a headline value of $90 per share based on CoStar’s latest closing share price and $97 per share based on the latest 30-day volume-weighted average CoStar share price. Further, this offer represents over $1.25 billion more in aggregate value or a $17 per share improvement over the SPC Agreement. The SPC Agreement now represents a 6% discount to CoreLogic’s latest closing price of $84.66, while our offer represents a 15% premium (and a 21% premium to the SPC offer of $80/share) and implies pro forma diluted ownership of approximately 16.2% in the combined entity and $450 million in cash for current CoreLogic stockholders.

Antitrust Covenant and Timing: We continue to believe that the proposed combination is pro-competitive, and as such, does not present any meaningful antitrust concerns. Accordingly, we will agree to an antitrust covenant that we will take all actions to obtain the required antitrust approvals up to a material adverse effect on the combined company.

We understand that certainty of closing is a key concern for the CoreLogic Board. Additional time and flexibility to extend the Termination Date are therefore crucial to reducing risk that the deal does not close as a result of failure to obtain antitrust clearance. In a deal such as this one with no horizontal competition concerns, the single most important contractual provision for ensuring certainty of close is ample time to seek regulatory clearance, including time to negotiate with and/or litigate against regulatory authorities.
We now propose to set the initial Termination Date at six months – the same as in the SPC Agreement. To ensure a successful close, we need the ability to extend the Termination Date for an additional 6-month and 3-month period, if required, to resolve any remaining hurdles to antitrust clearance.

Payment of Pending Termination Fee: We will agree to advance payment of the $165 million termination fee payable under the SPC Agreement.

Diligence Cooperation Efforts: We will agree to not sell assets or “shop” parts of the business prior to the closing and will limit such covenant to be only applicable in furtherance of the required antitrust obligations. To be clear, CoStar would only have the ability to have such discussions in order to satisfy the higher antitrust covenant that we are now accepting.

Intervening Event at CoStar: We will agree to a formulation that allows the CoreLogic Board to consider all criteria that the law requires it to consider. This, combined with the “Material Adverse Event” closing condition already in our proposal and your stockholder vote, is more than sufficient to provide necessary comfort for the exercise of any fiduciary duties.

Conclusion

Our response conclusively constitutes a “Superior Proposal” under the terms of the SPC Agreement. We are confident that after consultation with your outside legal counsel and financial advisors and considering all legal, regulatory and financing aspects that you deem appropriate, that our revised proposal described herein is more favorable, from a financial point of view, to CoreLogic’s stockholders than the transactions contemplated by the SPC Agreement.

We look forward to your response.

Sincerely,

Andrew C. Florance
Chief Executive Officer
CoStar Group, Inc.

Investor Contacts
Scott Wheeler
Chief Financial Officer
(202) 336-6920
swheeler@costar.com

Bill Warmington
Investor Relations
(202) 346-5661
wwarmington@costar.com

Media Contact
Matthew Blocher
Marketing & Communications
(202) 346-6775
mblocher@costar.com

About CoStar Group, Inc.

CoStar Group, Inc. (NASDAQ: CSGP) is the leading provider of commercial real estate information, analytics and online marketplaces. Founded in 1987, CoStar conducts expansive, ongoing research to produce and maintain the largest and most comprehensive database of commercial real estate information. Our suite of online services enables clients to analyze, interpret and gain unmatched insight on commercial property values, market conditions and current availabilities. STR provides premium data benchmarking, analytics and marketplace insights for the global hospitality sector. Ten-X provides a leading platform for conducting commercial real estate online auctions and negotiated bids. LoopNet is the most heavily trafficked commercial real estate marketplace online. Realla is the UK’s most comprehensive commercial property digital marketplace. Apartments.com, ApartmentFinder.com, ForRent.com, ApartmentHomeLiving.com, Westside Rentals, AFTER55.com, CorporateHousing.com, ForRentUniversity.com and Apartamentos.com form the premier online apartment resource for renters seeking great apartment homes and provide property managers and owners a proven platform for marketing their properties. Homesnap is an industry-leading online and mobile software platform that provides user-friendly applications to optimize residential real estate agent workflow and reinforce the agent-client relationship. CoStar Group’s websites attract tens of millions of unique monthly visitors. Headquartered in Washington, DC, CoStar maintains offices throughout the U.S. and in Europe, Canada and Asia with a staff of over 4,600 worldwide, including the industry’s largest professional research organization. For more information, visit CoStarGroup.com.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the federal securities law that are not historical or current facts. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the ultimate outcome of discussions between CoStar Group and CoreLogic, including the possibilities that CoStar Group will not pursue a transaction with CoreLogic or that CoreLogic will reject a transaction with CoStar Group; the ability of the parties to complete a transaction when expected or at all; the risk that the conditions to the closing of any proposed transaction, including receipt of required regulatory approvals and approval of CoreLogic’s stockholders, are not satisfied in a timely manner or at all; potential litigation related to any proposed transaction; the expected benefits of any proposed transaction, such as expected cost, EBITDA, Adjusted EBITDA and/or revenue synergies, the accretive nature of the transaction or expected adjusted EPS, efficiencies, cost savings, tax benefits, revenue, growth potential of CoStar Group, CoreLogic or a potentially combined company, expanded customer segments and total addressable market, reduced revenue volatility, cross-selling opportunities, market profile and financial strength, including near term and long-term value for shareholders, and opportunities for long-term growth, value creation and product innovation, including an integrated and improved offering; the competitive ability and position of CoStar Group, CoreLogic or a potentially combined company; the ability to effectively and efficiently integrate the companies and their technology and content acquisition to create a comprehensive solution; future plans and investments; and any assumptions underlying any of the foregoing, are forward-looking statements. Factors that may affect the future results of CoStar Group are set forth in CoStar Group’s filings with the SEC, including CoStar Group’s most recently filed Annual Report on Form 10-K which is available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in CoStar Group’s most recent Annual Report on Form 10-K are not exclusive and further information concerning CoStar Group and its business, including factors that potentially could materially affect CoStar Group’s business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that CoStar Group files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, CoStar Group assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
This communication relates to a proposal which CoStar Group has made for an acquisition of CoreLogic. In furtherance of this proposal and subject to future developments, CoStar Group (and, if a negotiated transaction is agreed, CoreLogic) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CoStar Group and/or CoreLogic may file with the SEC in connection with the proposed transactions.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COSTAR GROUP, CORELOGIC AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of CoStar Group and/or CoreLogic, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by CoStar Group free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by CoStar Group (if and when available) will also be made available free of charge by accessing CoStar Group’s website at www.costargroup.com.
Certain Information Regarding Participants
This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, CoStar Group and its directors and certain of its executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of such individuals in CoStar Group’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 24, 2021, and its definitive proxy statement for the 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020 and certain of its Current

Reports on Form 8-K.  Additional information regarding the interests of such individuals in the proposed transaction will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov and CoStar Group’s website at www.costargroup.com.